Exhibit 99.C2

The November 29, 2005 Update to the Report of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to the Special Committee of Cruzan’s Board of Directors

Value Indications (utilizing projections that assume V&S has control)

		Market Multiple Approach (4)		Comparable Transaction Approach		DCF Approach - Transaction Case		Concluded Value (5)
		LOW	HIGH	LOW	HIGH	LOW	HIGH	LOW	HIGH
Enterprise Value from Operations		$147.071	$162.461	$166.310	$176.710	$191.798	$227.012	$175.206	$199.011

Add:	Cash	2.188	2.188	2.188	2.188	2.188	2.188	2.188	2.188
	Proceeds from In-the-Money Stock Options	3.944	3.944	3.944	3.944	3.944	3.944	3.944	3.944
	Notes Receivable	0.863	0.863	0.863	0.863	0.863	0.863	0.863	0.863
	Non-Operating Loss Carryforward	6.359	6.667	6.359	6.667	6.359	6.667	6.359	6.667
	Market Support Agreement	10.148	17.173	10.148	17.173	10.148	17.173	10.148	17.173
	Seagram Bottling Contract	4.280	4.468	4.280	4.468	4.280	4.468	4.280	4.468

Less:	Debt	(27.122)	(27.122)	(27.122)	(27.122)	(27.122)	(27.122)	(27.122)	(27.122)
	Dividend Tax Liability (1)	(1.250)	(1.250)	(1.250)	(1.250)	(1.250)	(1.250)	(1.250)	(1.250)
	Non-Operating Liability (2)	(0.539)	(0.539)	(0.539)	(0.539)	(0.539)	(0.539)	(0.539)	(0.539)

Implied Per Share Value (3)		$20.30	$23.49	$22.98	$25.47	$26.52	$32.47	$24.22	$28.57

Closing Share Price as of 6/3/2005:		$14.05
Offer Price:		$28.37

(1)       Tax expected to be incurred as a result of the repatriation of funds at the one-time reduced dividend tax rate.

(2)       Represents a non-operating lease liability related to the Company’s acquisition of Monarch Wine Company.

(3)       Based on 7.188 million fully diluted shares. The closing share price on June 3, 2005 immediately prior to the announcement of the Angostura Buyout was $14.05.

(4)       Includes a 10% control premium.

(5)       Market Multiple Approach weighted 20%, Comparable Transaction Approach weighted 30%, DCF Approach weighted 50%.